SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 17, 2012

Commission File Number 001-31335

AU Optronics Corp.

(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2

Hsinchu Science Park

Hsinchu, Taiwan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “US ITC Affirmed No Violation of Section 337 by AUO” dated June 17, 2012.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: June 17, 2012	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

AU Optronics Corp.

June 17, 2012

English Language Summary

Subject: US ITC Affirmed No Violation of Section 337 by AUO

Regulation:	Published pursuant to Article 2-49 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2012/06/17

Subject: To which item it meets—article 2 paragraph xx: 49

Contents:

1. Date of occurrence of the event: 2012/06/16

2. Company name: AU Optronics Corp.

3. Relationship to the Company (please enter “head office” or “affiliate company”):head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

AU Optronics Corp. (“AUO”) (TAIEX: 2409; NYSE: AUO) is pleased to announce that the United States International Trade Commission (“ITC”) has affirmed on June 15, 2012 (US time) the Administrative Law Judge’s initial determination of January 12, 2012 of no violation of Section 337 in the case brought against AUO and several other respondents by Thomson Licensing, Inc (“Thomson”). The case began in 2010 when Thomson filed an ITC action against AUO and others, seeking a ban against importation of products Thomson believes violates its patents. After a trial lasting several weeks, Judge Rogers, the Administrative Judge who oversaw the trial, ruled in AUO’s favor on all counts. The ITC has now affirmed that AUO’s panels do not infringe any valid claim of patents asserted by Thomson.

6. Countermeasures: N/A

7. Any other matters that need to be specified: N/A